

WOLFPRINT

Bringing humanity into VR

*Note: This photo has been digitally altered to remove the appearance of a black cord.



Disclaimer

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

We believe the future of virtual reality goes beyond individual experiences

The potential of VR allows for social and shared-space participation in virtual worlds

Mark Zuckerberg estimates 40% of time in VR will be spent on social interactions

The problem?

We believe to make virtual reality truly social, every person needs a unique 3D avatar, and the only way to create a realistic life-like avatar is by using 3D scanning.



Note: this image does not represent an offering by Wolfprint 3D and represents an offering by a player in the VR space (Facebook). The image does not represent any guarantee of future offerings, activities, or results.



Problem

WOLFPRINT

There is no scalable cost-effective way to 3D scan people for VR*

- High quality scans can cost as much as $500 each
- Making 3D scans usable for VR and games is a manual and time-consuming process
- Typically 3D scanners are large and need an operator

*Note: This statement represents management opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.



Solution - Step 1

Building a global network of automatic 3D **scanning booths**.

- Proprietary 3D scanning technology
- Works autonomously
- Estimated annual revenue ca $50k per booth
- Cost to build: $8000



Solution - Step 2

The **Wolfprint API** will connect our growing database with gaming and VR companies.

Our customers can take part in VR and gaming experiences by using their own personal avatar.

Wolfprint API represents a planned future offering. This slide is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.



* 3D printed figurine

Revenue model - Vending

In the first stage, the scanning booths function as vending machines - visitors get 3D scans of their faces and place them on figurines (for example: in a sports stadium, their favorite athlete; in a theme park, their favorite character).

Customers can choose between a digital animated model ($9) and a 3D printed figurine ($49).

Revenue model - Database

We believe our most valuable asset is the database of personal 3D scans

WEB

Content platform - We monetize on our web platform by selling licensed characters, animations, 3D printed figurines and many other experiences to people already in our database.

API

API - We monetize by connecting our database directly with content providers (gaming and VR companies). Users pay to use their own custom avatar, and providers pay for the integration with our database.

The monetization of the Web content platform and API is based on management estimate, and does not represent current status. The company is not revenue-generating, and neither of these lines of businesses exist. This slide is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements."

Traction

Launched in **February 2016**



Database

3500+ people scanned in total; average database growth ~70% MoM



Locations

Four scanners built in total, three scanners deployed on locations



Partnerships

First agreement with a leading photo booth company



Campaign

Discussing a marketing campaign with Nike and a licensing deal with Paramount

Marketing campaign and licensing deal reflect reflect current negotiations and are not finalized. Discussions or negotiations do not represent guarantees of future results, levels of activity, performance, or achievements.

Why now?

We believe starting now will get us to the right place in 2-3 years when VR really hits the mass market

$120B

VR/AR market size
estimate for 2020

$2B

VR/AR investments
in the last 12 months

Recent investments into VR:

 unity
$181M

 magic leap™
$793M

mindmaze
$100M

JAUNT
$100M

 WOLFPRINT

Mark Zuckerberg estimates 40% of time in VR will be spent on social interactions















Competition/landscape

Current competitors are 3D scanning studios or scanner manufacturers and are positioned in the hardware area in the VR landscape. Wolfprint operates in the center - we use hardware to create content and connect it with other VR companies through our platform.

VR Landscape:

Content
Hardware & Distribution
Software, Platforms & Delivery Services
DEEPSTREAM VR
AltspaceVR
IMMERSIVE ENTERTAINMENT
blippAR
discovrlabs
vantage.tv
Vrse
SECRET LOCATION
HIGH FIDELITY
Beloola
RIVER STUDIOS
RELOAD
otherworld
WORLDVIZ
Linden Lab
GoPro
magic leap
NEXTVR
THRESHOLD
WEVR
SoftKinetic
LEAP MOTION
dSky
GeoCV
nVIDIA.
SIXENSE
LITTLSTAR
WOLFPRINT
amazon web services
VRIDEO
NOKIA
LUCID
oculus
Samsung
STEAM
3dvia
THE FOUNDRY
atheer labs
KINECT
retinad
unity
Movidius
RAZER
merge
GLASS
occipital
bubl
HTC VIVE
Microsoft HoloLens
UNREAL ENGINE
VideoStitch
castAR
OSVR
PlayStation.VR
nod
octanerender
Hardware

Competitors:

TEXEL · twindom · doob 3D Technology

The BobbleShop · SUPER AWESOME ME · Artec Group 3D Scanning Technologies

This slide is based on management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Team



Timmu Toke
Chief Hustler

Started his first venture at age of 16, studied programming and business



Harver Jarveoja
Operations King

Built a business consulting company during his International Business studies



Rainer Selver
Tech Wizard

7 years of 3D modeling and programming experience. Studied Computer Science



Kaspar Tiri
Sales Ninja

Started a nightclub while going to high school, had several small businesses, studies business

---

The team has been working together for 2+ years launching several 3D projects

Launched consumer 3D printed product in the medical field

Built an international network of ~ 50 hospitals in less than 6 months

Built a photogrammetry based full body 3D scanner in Northeastern Europe

Milestones

We are raising a $1.5M seed round for 12-18 months financing



Product

Complete backend data standardization, build an API and launch a WEB content platform



Locations

Deploy 60 scanners; reach $3M+ annual recurring revenue and 750k+ people in the database



Partnerships

Secure partnerships (licensing, distribution, manufacturing) to start scaling after the next round

Thank You!

WOLFPRINT

timmu.toke@wolfprint3d.com   www.lunascanner.com